02059043

EXECUTED COPY

RECD S.E.C.
SEP 26 2002
1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 26, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

PROCESSED
SEP 27 2002
THOMSON
FINANCIAL

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF

Corporate Direction
External Relations

Paseo de la
Castellana, 278-280
28046 Madrid
Spain

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.repsolypf.com

Madrid, 26 September 2002
Number of pages: 2

REPSOL YPF STRENGTHENS THE ROLE PLAYED BY THE BOARD OF DIRECTORS

The Board of Directors increases its responsibilities, and adapts its regulations to the new standards of transparency and professional management required to better safeguard shareholder and investor interests

Yesterday, the Repsol YPF Board of Directors unanimously passed new corporate governance criteria, adapting its regulations to the requirements of the companies' growing complexity, and strengthening the role played by the Board of Directors so as to increase the members' implication in the control of company management and the protection of its shareholders.

These measures were passed in response to a proposal, put forward by the Chairman and CEO, Alfonso Cortina, at a prior Extraordinary Board of Directors' Meeting for the creation of working commissions to advance in the incorporation of new governance regulations, in line with the latest corporate trends. In this respect, Mr. Cortina remarked, "I have instigated this reform because I believe that companies listed on the stock markets should reconsider the way in which we act, and the Board of Directors and its Commissions should be more professional, and increase their implication in the running of the company, and in the defence of the shareholders."

The new measures passed yesterday include:

1- The creation of a Strategic, Investments and Competency Commission
2- A new regulation referring to the Auditing Commission and the Appointments and Remuneration Commissions, from which executive board members will be excluded
3- The requirement that the company's annual financial statements be endorsed by the Chairman, the Managing Directors and the Financial Director, if there is one.
4- The stipulation that it be incompatible for the external auditor of Repsol YPF to undertake any other task or service for the group.

A newly formed Commission, the Strategic, Investments and Competency Commission, will previously inform the Board on all decisions considered core for the group, and any investments and divestments which should be made known to the Board of Directors. This Commission will also have as its mission to inform on the observance of anti-trust procedures and regulations.

The new regulations relating to the other two commissions already in existence, the Auditing and Control Commission, and the Appointments and Remuneration Commission, increase management control and balance, allowing greater independence to the internal supervising bodies. The three commissions to the Repsol YPF Board of Directors will preserve the same membership proportions as those existing on the

REPSOL YPF

Board itself, with the proviso that executive board members may not form part of the Auditing and Control Commission or the Appointments and Retribution Commission.

That the Chairman and CEO endorse the annual financial statements is in fulfilment of the new regulations introduced by the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), in pursuit of guaranteeing shareholding and investor security.

Repsol YPF is a company with nearly one million shareholders, and has always been at the forefront in complying with codes of good conduct. It was the first Spanish company to adopt a Code of Good Governance, when, in 1995, it approved Board of Directors' Regulations which incorporated the ideas of the time as expressed in the "Cadbury Report". In 1997, new Board Regulations were established, in advance of many of the recommendations set forth in what is known as the Olivencia Code.

True to the above, and in tune with the company's dynamic spirit, these new measures and their development intend to keep the company at the crest of the new tendencies, demanding a maximum involvement on the part of the Board of Directors in the knowledge and control of the company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: September 26, 2002

By:

Name: Carmelo de las Morenas
Title: Chief Financial Officer